Exhibit 14.1
EXIDE TECHNOLOGIES
CODE OF ETHICS AND BUSINESS CONDUCT
I.	INTRODUCTION
Exide Technologies has established this Code of Ethics and Business Conduct (the “Code”) to ensure that Exide Technologies and its subsidiaries and other controlled affiliates1 (collectively “Exide” or the “Company”), through their directors, officers and employees, conduct business honestly, with integrity and in strict compliance with the law. This Code memorializes the Company’s commitment to these fundamental principles and provides procedures for ensuring that the Company’s standards of integrity and ethical conduct are consistently and effectively maintained. This Code applies to all of Exide’s directors, officers, and employees regardless of their position with the Company, including its principal executive officer, principal financial officer, principal accounting officer or controller or others performing similar functions.
Exide and its directors, officers, and employees must also require that third parties representing Exide – such as agents, sales representatives and distributors – agree to follow this Code and other applicable Company policies when acting on Exide’s behalf. Similarly, directors, officers, and employees serving as directors or in equivalent positions at non-controlled affiliates should, to the extent possible, encourage such affiliates to adhere to this Code and other applicable Company policies.
Exide conducts business in hundreds of communities in North America, and in over 80 countries worldwide. Exide views its directors, officers, and employees as ambassadors of the Company, whose conduct, both within and outside the workplace, has a direct and significant impact upon the Company’s business and reputation. Exide expects all directors, officers, and employees to:
•	Obey the applicable laws and regulations governing Exide’s business conduct worldwide.

•	Be honest, fair, ethical and trustworthy in all Exide activities and relationships.

•	Avoid all conflicts of interest between work and personal affairs.

•	Foster an atmosphere in which fair employment practices extend to every member of the diverse Exide community.

•	Strive to create a safe work environment and protect the environment.

•	Sustain a culture where ethical conduct is recognized, valued and exemplified by all employees.

•	Give Exide their best efforts, undivided loyalty and attention.

1A “controlled affiliate” is a subsidiary or other entity in which Exide Technologies owns, directly or indirectly, more than 50 percent of the voting rights, or in which the power to control the entity is possessed by or on behalf of Exide Technologies.

II.	DEVELOPMENT AND ENFORCEMENT OF THE CODE

Compliance Committee
The Company’s Global Compliance Committee (“Compliance Committee”) provides guidance and assistance to directors, officers, and employees and periodically reviews and directs the revision (if necessary) and implementation of the Code and other applicable Company policies. The Compliance Committee also reviews (and directs where necessary) investigations into alleged violates of the Code, applicable Company policies, and/or applicable law. A list of the members of the Compliance Committee is posted on the Company’s intranet.
Reporting Non-Compliance
If you believe that (a) you or someone else has violated or potentially may have violated the Code, other Company policies, or the law, or (b) if you are unsure whether conduct you or someone else is considering engaging in may violate the Code, other Company policies, or the law, you must report the matter to at least one of the following:
1.	your Human Resources manager;

2.	the Company’s toll-free Feedback Line, posted in Company locations worldwide;

3.	the Legal Department;

4.	any higher authority in your chain of command (except where the potential violation involves harassment);

5.	any member of the Compliance Committee; or

6.	the Chairman of the Audit Committee of the Board of Directors.
The Company will not retaliate against anyone who in good faith reports a violation or suspected violation of the Code, other Company policy or the law, nor will we tolerate any harassment or intimidation of anyone who reports a suspected violation. On the contrary, the Company welcomes, appreciates and requires efforts on the part of its employees to communicate possible wrongdoing. In addition, we are subject to certain U.S. “whistleblower” laws that are designed to protect employees from discrimination or harassment for lawful acts done by an employee to provide information to us or certain governmental authorities in investigations with respect to certain matters, including provisions of federal law relating to workplace safety, the environment, securities fraud and fraud against shareholders.
It is helpful to the Company for you to identify yourself when reporting violations or suspected violations, because this will better enable Exide to investigate the suspected wrongdoing. However, the Company recognizes that in some cases you may wish to remain anonymous, and the Company encourages all good faith reports of violations. If you make an anonymous report, the Company asks that you provide as much detail as possible regarding the allegedly wrongful conduct, the individuals involved and the basis for the allegations.

Questions Regarding the Code
Exide is committed to providing accessible, timely and specific guidance to directors, officers, and employees who have questions regarding the Code or other Company policies, or who seek guidance concerning legal or ethical issues. If you have a question, you are encouraged to consult any higher authority in your chain of command or members of the Legal Department or the Compliance Committee. Please be aware that the attorneys in the Legal Department are Company attorneys. Accordingly, they do not and cannot represent or provide individual legal advice to individual employees.
Investigations of Violations
Reported potential violations of the law, the Code or other Company policies will be investigated promptly, as appropriate. Employees are expected to cooperate in all Company investigations. Generally, employees are not authorized or permitted to conduct any investigations on their own. Investigations are generally conducted by Human Resources, Internal Audit and/or the Legal Department and/or such external persons as are designated by our Board of Directors or committees thereof.
In the event it is determined that evidence of a violation of the law, this Code or Company policy exists, the individual who is the subject of the investigation will ordinarily be notified and have an opportunity to respond to the allegations, but such notification may not occur until after records have been reviewed and witnesses interviewed. A person suspected of such violation can be suspended with or without pay while the investigation is conducted. If there is insufficient evidence of a legal, Code or Company policy violation, the investigation may be closed without notification to the individual. In certain instances an individual may be terminated without prior notice of an alleged violation if in the Company’s discretion such action is necessary.
The Company will cooperate to the fullest extent reasonable and practical with appropriate federal, state and local authorities investigating an offense. You are expected to do the same. It is a violation of this Code and applicable law to conceal an offense or to alter or destroy evidence.
Consequences of Non-Compliance
All Exide employees are expected to follow both the letter and the spirit of the law, the Code and other Company policies. Employees who fail to do so are subject to disciplinary action up to and including termination of employment. Failure to comply with the Code, other Company policies, and the law may have severe consequences both for the individuals involved and for the Company. If you violate the Code, other Company policies and/or the law, you may subject yourself to the risk of prosecution, imprisonment and fines, and you may be required to reimburse the Company for losses or damages that result from such violations. The Company may also be subject to prosecution for these violations.
Discipline for Violations
The following are examples of conduct that may result in discipline:

•	authorizing or participating in actions that violate applicable laws, the Code or other Company policies (referred to herein as “violations”);

•	failing to report violations or withholding relevant and material information concerning violations of which you are aware or should be aware;

•	a supervisor’s inadequate supervision of an employee that results in the failure to prevent or detect, in a timely manner, a violation by that employee;

•	retaliating or attempting to or encouraging others to retaliate, directly or indirectly, against individuals who in good faith report violations; and

•	submitting reports of violations or suspected violations that you know or should know are false.
Criteria for Disciplinary Actions
The Company will follow whatever procedures and take whatever disciplinary action it deems necessary under the particular circumstances. Factors the Company may consider in determining the appropriate discipline to impose for a violation include:
•	the nature of the violation and the actual or potential effect of the violation on the Company and other employees;

•	whether you were directly or indirectly involved in the violation;

•	whether the violation was willful or unintentional;

•	whether the violation represented an isolated occurrence or a pattern of conduct;

•	whether you reported the violation;

•	whether you withheld relevant or material information concerning the violation;

•	the extent to which you cooperated with the investigation;

•	if the violation consisted of the failure to supervise another employee who violated the Code, other Company policies, or the law, the extent to which the circumstances reflect inadequate supervision or lack of diligence;

•	if the violation consisted of retaliation against another employee for reporting a violation or cooperating with an investigation, the nature and effect of such retaliation;

•	any disciplinary action the Company may have imposed previously for similar violations; and

•	your previous conduct with regard to the Code.

Waivers
Any request for a waiver of the Code must be submitted in writing to our Compliance Committee who has authority to decide whether to grant a waiver. However, a waiver of any provision of this Code for a director or an executive officer must be approved by our Board of Directors or its designated committee and will be promptly disclosed to the extent required by law or regulation. Our Compliance Committee will regularly report to our Board of Directors or its designated committee waivers that have been granted to employees
Certifications
All employees, officers and directors must sign a certificate confirming that they have read and understand this Code. We will also require an annual certification of compliance with the Code by all officers with the title of Vice President or above. However, failure to read the Code or sign a confirmation does not excuse you from complying with this Code.
III.	LEGAL AND ETHICAL STANDARDS
A.	General
Exide conducts business in more than 80 countries around the world. As a result, our operations are subject to the laws of many countries, provinces, states, municipalities and organizations (such as the European Union). Regardless of where you work, it is important that you comply with both the laws and procedures of the country where you work, and applicable U.S. laws and procedures. The laws of the United States frequently extend to Exide’s operations throughout the world as well as to the business activities of Company employees wherever they live and work. Other countries may also apply their own laws outside of their borders to their own citizens. In some instances, there may be a conflict between the applicable laws of two or more countries. If you encounter such a conflict, it is especially important to consult with the Legal Department to understand how to resolve the conflict properly.
Section B below summarizes certain laws and ethical principles that are of particular importance to the Company. In addition, you should read and understand the detailed policies maintained on the Company’s intranet site. If you do not have web access, you may obtain printed copies of these policies from your manager, the Legal Department or a Human Resources manager. You must read and comply with these Company policies.
The Company recognizes that the Code and other Company policies cannot possibly anticipate all potential scenarios and problems that you may encounter. To a certain extent the Company must rely upon each of you to act with integrity, to use your best judgment, to seek guidance when necessary and to handle situations ethically and responsibly.
B.	Description of Certain Key Laws And Ethical Principles
1.	Antitrust and Trade Laws
Antitrust and trade laws are intended to preserve and promote fair and open competition. Exide is committed to strict compliance with the spirit and intent of all antitrust and trade practice laws. These laws generally forbid (i) agreements among competitors that fix prices or terms of competition or otherwise unreasonably restrict competition, and (ii) exclusionary conduct by a firm with monopoly power or a dangerous probability of obtaining market power. The purpose of the antitrust laws is to encourage vigorous competition on the merits.
Under the antitrust laws, unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances. Courts can — and do — infer agreements based on circumstantial evidence such as the exchange of current or future price information or competitive strategies.
Any communication with a competitor’s representative, no matter how innocent it may seem at the time, may later be subject to antitrust scrutiny. You must conduct all relations with competitors and other third parties, including social activities, as if they were completely in the public view, as those relations may later be subject to probing examination and unfavorable interpretation. Trade association meetings, for example, serve a perfectly legitimate and worthwhile purpose. However, these meetings also can provide an opportunity for improper discussions. Informal gatherings outside official trade association meetings are particularly risky from an antitrust perspective. Employees attending social functions with competitor representatives should limit their conversation to “small talk” and avoid topics that could be construed as collusion by competitors.
With regard to international activities, you should be aware that United States antitrust laws apply to conduct that occurs outside the United States if that conduct has a direct, substantial and reasonably foreseeable effect on commerce within the United States. Moreover, the European Union and many foreign countries both within and outside the European Union enforce competition laws similar to United States antitrust laws. Accordingly, if you transact Company business in foreign countries, you must comply with the laws of the relevant countries in addition to United States antitrust laws where applicable. Similarly, the antitrust laws of the United States apply to all foreign entities doing business in the United States.
The above description does not exhaust the reach of the antitrust laws. Please contact the Legal Department if you have any questions concerning the application of the antitrust laws to any current, proposed or contemplated business transaction or practice of the Company, or their application to anyone with whom the Company does business.
2.	Conflicts of Interest
Business transactions with suppliers, customers and others should be based on economic merit benefiting the Company and not on personal gain to employees. You must not occupy positions or become involved in situations that place you in a conflict of interest with the Company unless you have received prior approval. Such conduct is not only against Company policy, but may also be illegal. Even the potential for an appearance of a conflict of interest can be detrimental to the Company, and must be avoided.
A conflict of interest may arise when an employee or agent of the Company engages in any activity that detracts from or interferes with his or her full and timely performance of services for the Company. A conflict of interest may also arise when an employee or agent of the Company, a member of his or her family, or an individual with whom he or she has a close personal relationship, either directly or indirectly through another person, firm or entity, has a financial or other interest which might influence the individual’s judgment on behalf of the Company. The Company construes the phrase “member of his or her family” broadly to include at least an individual’s spouse, child, spouse of a child, parent, in-law, sibling, dependent or an adult sharing the individual’s residence.
Because conflicts of interest can arise in many situations, no attempt will be made to catalog them here. However, the following general rule covers the most common problems:
With respect to any person, firm or entity that supplies goods or services to, purchases goods or services from, or is a competitor of, the Company, its subsidiaries or affiliates, no Company employee or agent should, without prior approval:
•	accept gifts (other than of a nominal value), loans (other than from established banking or financial institutions) or favors (such as entertainment) other than customary business courtesies;

•	receive compensation from, serve as an officer, director, partner, employee, proprietor or consultant to or otherwise render services (either for pay or as a volunteer) to, an outside business concern;

•	own or have a substantial interest, directly or indirectly, in any outside concern, except where such interest consists of securities of a publicly-owned corporation and such securities are regularly traded on the open market;

•	convey Company Confidential Information (as defined in Section 8.c. below) to persons not entitled to be aware of such information or use Confidential Information in any way to promote personal interests or gains;

•	participate, directly or indirectly, in the purchase or sale of property or property rights which were known to be of interest to the Company;

•	transact business with outside concerns in a manner that might have led the outsider to believe the transactions were with the Company, rather than with the individual; or

•	divert a business opportunity from the Company to another company.
A “gift” is any tangible item of value, any service of value, or any favor not available to all employees on an equal basis. Examples of gifts include: expense-free use of an automobile, boat, aircraft, accommodations or other property; the payment of travel, vacation, entertainment, legal or accounting expenses, personal financial and tax-planning services or professional fees; special allowances, discounts or loans; individual club memberships; or furnishing of services for the benefit of an employee or his or her family.
If you become involved in a situation that creates a conflict of interest, or appears to create a conflict of interest, you should immediately advise any higher authority in your chain of command, your Human Resources manager, the Compliance Committee, or the Legal Department.

3.	Securities Laws and Trading and Disclosure of Confidential Information
U.S. federal securities laws that apply to Exide and all of its employees worldwide forbid the purchase or sale of a security of the Company or other companies based upon information not available to the public. U.S. federal securities laws also prohibit employers, directors, officers and employees from knowingly or recklessly failing to take steps to prevent the trading on such information by those whom they directly or indirectly control.
If you know of material information which has not been publicly disclosed then you should not buy or sell shares of stock or other securities of the Company (or puts, calls, options or other rights to buy or sell such securities) until a reasonable time after public disclosure of such inside information. You also must not disclose such inside information to individuals not employed by the Company until a reasonable time after the Company publicly discloses the information. In addition, it is never appropriate for any employee to advise others to buy or sell securities of the Company.
You should be aware that discussing the affairs and prospects of the Company could lead to legal liability. You should take care not to have conversations concerning confidential matters in public areas, such as on an airplane, in an elevator, or on a public telephone, where they can be overheard. Similarly, you should secure confidential documents and not leave them where they can be read by a casual observer.
Exide takes its responsibilities as a publicly traded company very seriously. It’s employees who are responsible for preparing and reviewing reports and other documents filed with or submitted to the U.S. Securities and Exchange Commission, stock exchanges and other regulators and press releases and other public communications must strive to provide full, fair, accurate, timely and understandable disclosure in such materials. Other employees who provide information for use in these materials – including Exide’s financial statements – to the employees who are preparing them, and to our auditors, must do the same.
Certain key Company personnel, such as senior managers and officers, may be subject to additional trading restrictions and reporting obligations under the federal securities laws. In most cases the Legal Department will advise such personnel when they become subject to these additional obligations.
4.	Labor and Employment Law
All employees must comply with applicable laws concerning labor and employment, and in addition, must promote the Company’s goals of assuring equal employment opportunities for all in connection with hiring, assignments, training, compensation, promotion, employee benefits, employee discipline and discharge and all other terms and conditions of employment. The Company has established policies and programs to ensure compliance with labor and employment laws and these goals, including but not limited to, an equal employment opportunity policy and a policy to prevent harassment and discrimination.
a.	Equal Employment Opportunity, Harassment and Discrimination
The Company is committed to equal employment opportunity. The Company also strives to provide a work environment where all employees can work together comfortably and productively. The Company prohibits harassment or discrimination based on an individual’s race, religion, color, national origin, physical or mental disability, military/veteran status, age, sex, sexual orientation, or other characteristics protected by applicable laws. The Company’s non-discrimination policy governs all aspects of employment at Exide including hiring, assignments, training, promotions, compensation, employee benefits, employee discipline and discharge, and all other terms and conditions of employment.
The Company does not tolerate unwelcome conduct that creates an intimidating, hostile or offensive working environment (for example, telling jokes or displaying posters, e-mails, pictures, etc. that ridicule or offend a member of a particular race or ethic group or that are sexual in nature). Making unwelcome sexual advances to another individual with whom your work is also unacceptable. It is your responsibility to maintain an environment free from this type of behavior. If you believe that you have been subjected to conduct that violates Company policies you should follow the procedures set forth in those policies applicable to the region in which you are employed.
b.	Nepotism and Other Relationships
It is the Company’s policy to provide equal opportunity to each employee and candidate for employment as well as to make every employment decision in a fair and appropriate manner. Because certain personal relationships – such as those between family members, roommates and individuals who are romantically involved – may create an actual or perceived conflict of interest, interfere with work performance, or affect employee morale, it may be inappropriate for certain relatives and others involved in personal relationships to work together. Such decisions regarding hire, promotion, transfer and the like must be reviewed and approved in writing by Human Resources or the Legal Department.
5.	Improper or Unrecorded Payments; Excessive Gifts
You must not make or facilitate improper payments including bribes, kickbacks or other payments or gifts to government officials, or give or accept improper gifts to or from customers, suppliers or other business contacts. You also must not create or maintain secret or unrecorded funds or assets, or make false or fictitious entries in the Company’s books or records.
Improper payments may be in the form of gifts or the provision of services, as well as money. They may be made or received directly or indirectly, including arrangements that aid or abet others to make or receive an improper payment. Improper payments include payments prohibited by law, such as payments of any kind to or from governmental or regulatory officials; payments which represent bribes, kickbacks, or payoffs to or from government officials, customers, suppliers or others with whom the Company does business; and payments made with an improper intent. In addition, any payment that you falsely report or intentionally do not report in accounting records is improper. You must report all payments made or received, and you must include supporting documentation stating the purpose for such payments or receipts. Unrecorded, off-the-record payments or receipts are not to be made.
You should be aware that gifts or payments to government and regulatory officials might violate applicable laws or international treaties, even if given without intending to influence that government official. United States law also prohibits bribery of foreign as well as domestic government officials. You must immediately report to any higher authority in your chain of command, your Human Resources manager, the Compliance Committee or the Legal Department any request by a government or regulatory official for an improper payment.
Company policy also prohibits employees from giving or receiving excessive or non-customary gifts or services to or from others with whom the Company does business, whether or not such gifts or services constitute unlawful or otherwise improper payments.
6.	Government Contracts
When contracting with national, state, local or foreign government entities, you must not make false statements or claims, and must not offer or receive bribes, kickbacks or any other, similar consideration.
You must comply with all national, state, local and foreign laws regarding bidding for and entering contracts with a government body. There are three fundamental principles that always apply when dealing with government contracts.
•	You must not knowingly make or cause to be made to the government false or fraudulent statements or false claims for payment, whether orally or in writing. This includes bids, proposals, requests for payment, or any other documents of any kind that contain false, fictitious or fraudulent information.

•	You must not offer, give, solicit, or receive any form of bribe, rebate, gratuity, or kickback in connection with a government contract.

•	You must not seek or receive information that the Company is not authorized to possess including, but not limited to, confidential or proprietary data of other competitors bidding for government contracts and non-public government documents relating to bidding or source selection.
You must immediately report any known or suspected violations of these principles. This is particularly important under a U.S. law that prohibits the offering, acceptance or solicitation of any type of compensation in exchange for favorable treatment in connection with a U.S. Government contract. Failure to comply with this and other, similar laws could result in legal liability both for the individual(s) involved and for the Company. If deemed serious, a violation could also result in the Company being “debarred,” or being denied the opportunity to bid on future government contracts.
7.	Advertising
You must not create, approve or disseminate any advertising materials, including without limitation battery labels and promotional materials, that are false or deceptive, are not adequately substantiated or otherwise violate applicable laws and regulations.
Applicable laws and Company policy prohibit false, misleading or deceptive advertising and related activities in the promotion and sale of products sold by the Company. In addition, fair and accurate advertising is important to preserve the Company’s goodwill and reputation with its customers and the general public. Therefore, all advertising claims must be truthful and specific claims must be substantiated in writing before they are made.

If you have any questions concerning the appropriateness of any proposed advertisements, brochures or other promotional materials you should consult the Compliance Committee or the Legal Department before publishing or disseminating the materials.
Agreements with competitors to curtail advertising or to advertise in certain ways could constitute antitrust violations. Thus, advertising plans should not be shared with competitors.
8.	Intellectual Property
You must use the Company’s patents, copyrights, trademarks and trade secrets only in a manner that will safeguard them as assets of the Company, and you must not misappropriate or infringe such intellectual property of others.
United States and international laws govern the use of material and/or information which may be the subject of a patent, trademark or copyright, or which may be treated as a trade secret. The Company owns and uses patents, copyrights, trademarks and trade secrets. It also at times may have in its possession material which it has purchased or used pursuant to an agreement with a third party (such as technical designs, the right to use a trade name or computer software), which may be protected by a patent, copyright, trademark, and/or may be a trade secret of the other party. The Company’s use of these materials must be in accordance with the terms of any applicable agreement and must comply with the laws regulating the use of such materials.
a.	Copyright Compliance
Copyright laws grant a copyright to the creator of any work of authorship, such as books, articles, magazines, drawings, computer software and photographs. Copyright laws prohibit the unauthorized copying of copyrighted materials except under limited circumstances. A violation of this prohibition can subject both the employees involved and the Company to substantial civil and/or criminal penalties.
b.	Trademark Protection
A trademark is a word, symbol, name, device or combination thereof used to identify a product or line of products or services and to distinguish them from the products and services of other companies. The Company owns a number of trademarks that are well recognized by the public and are extremely valuable. You must be vigilant to use the Company’s trademarks correctly and report any unauthorized use of the Company’s trademarks by a third party.
Similarly, the Company is committed to respecting the trademark rights of others, and to avoiding the use of trademarks confusingly similar to those of other companies. A claim of infringement may arise from the use of a word or design that sounds like or is visually similar to a third party’s trademark, particularly where there is similarity in product and/or in packaging or other “trade dress” (i.e., image, motif or concept).
c.	Trade Secrets and Confidential Information
Confidential Information is a valuable asset to the Company and must be kept confidential. The Company has developed its own trade secrets and proprietary and confidential information, and may also have access to the trade secrets and proprietary and confidential information of other parties with whom it does business. Confidential Information includes, without limitation, information regarding the Company’s, or its customers’ or business partners’:
•	trade secrets or proprietary information;

•	strategic sourcing information or analysis;

•	patent applications, developmental or experimental work, formulas, test data, prototypes, models, and product specifications;

•	financial information;

•	sales and marketing strategies, plans and programs and product development information;

•	customer lists;

•	employees’ and consultants’ personnel information, including but not limited to benefits, perquisites, salaries, stock options, compensation, formulas or bonuses, and their non-business addresses and telephone numbers;

•	organizational structure and reporting relationships; and

•	business plans.
You must not use Confidential Information for other than Company purposes, either during or after employment with the Company, nor should you disclose such information to unauthorized employees or third parties such as customers, clients or outside contractors without prior approval from any higher authority in your chain of command, your Human Resources manager, or the Compliance Committee. You also must refrain from improperly using Confidential Information obtained from former employers or other third parties, such as suppliers, customers or entities involved in the Company’s negotiation of contracts, mergers, acquisitions or other business transactions.
You should address any questions concerning whether something is Confidential Information to any higher authority in your chain of command, your Human Resources manager, the Compliance Committee or the Legal Department. If you are uncertain whether something is Confidential Information you should treat it as Confidential Information until you receive clarification from the Company that it is not Confidential Information. Confidential Information shall remain at all times the property of the Company.
9.	Environment, Health & Safety
The Company recognizes its obligation as a corporate citizen to conduct its activities in ways that promote a clean, safe and healthy environment, both for the communities in which we conduct business and for our own employees. The Company is committed to helping preserve, protect and, where possible, improve the environment for the sake of future generations and similarly expects each and every one of its employees to be mindful of the environmental impact of their individual and our corporate decisions and actions.

Exide is a leading member of an industry that has established one of the most successful product recycling programs in existence today. Exide and its employees must conduct the Company’s business in a manner that reduces potential adverse environmental impact, protects the health and safety of neighbors and employees, enhances conservation of energy and natural resources and complies in all respects with applicable laws designed to protect the natural environment, and to protect the health and safety of all.
No employee or agent of the Company has authority to knowingly or intentionally engage in any conduct that does not comply with environmental, health or safety laws or to authorize, direct, approve or condone such conduct by any other person. Non-compliance with environmental, health and safety laws and regulations can have serious effects on the individuals involved, as well as on the Company. Both the Company and individual employees may be liable not only for significant costs of cleaning up pollution in environmental incidents, but also for significant penalties.
Each facility manager has responsibility to assure environmental, health and safety compliance at that facility, be it a smelter, battery plant, other manufacturing facility, distribution center or branch. The Environment, Health & Safety Department sets policy and provides guidance to each facility manager and other personnel to attain and maintain compliance. The Environment, Health & Safety Department also monitors performance and recommends steps to improve performance if appropriate.
In addition to these steps, each employee is expected to cooperate fully in the Company’s environmental compliance program, including:
•	If you become aware that the Company may be violating any environmental, health or safety law, regulation or Company policy or that an employee is providing false information or data, immediately reporting such information to any higher authority in your chain of command, your Human Resources manager, the Company’s Vice President Global Environment, Health & Safety, the Compliance Committee, or the Legal Department. Such conditions must be corrected immediately or the activity creating the condition must be stopped;

•	Attempting to prevent violations of environmental, health and safety laws from occurring, and correcting promptly any such violations that do occur despite the Company’s best efforts;

•	Striving to maximize recycling, and minimize the use of products or systems that may produce wastes or otherwise harm the environment.
10.	False Statements and Schemes to Defraud
You must not engage in any scheme to defraud a customer, supplier, or other person with whom the Company does business out of money, property, or services or wrongfully withhold or steal the property of others. You must always make truthful statements about the Company’s products and services, must not willfully conceal material facts from anyone with whom the Company does business and must not knowingly make commitments that the Company cannot fulfill.

In particular, you must not knowingly and willfully make or cause to be made false statements, orally or in writing, to government officials. Similarly, you must not knowingly and willfully conceal or cause to be concealed material facts called for in a governmental report, application or other filing. These prohibitions extend to all communications with any federal, state, local or foreign government agency. You can violate this policy and the law even if you do not personally make the false statement or conceal the material fact. For example, employees are prohibited from providing false information to any other employee or third party knowing that, or if under the circumstances it is likely that, the information will later be provided to the government.
11.	Theft of Company Property
You must not misappropriate Company assets, provide any products to any person or entity not in accordance with established Company policy, or retain any personal benefit from a customer, supplier or other person with whom the Company does business.
This prohibition includes unauthorized use of the Company’s communications equipment, computers, related facilities or other Company assets, including Confidential Information. If you learn of a theft, fraud, embezzlement or misappropriation of Company property or resources, you must immediately report it.
12.	Record Keeping
Employees responsible for record keeping must accurately prepare all Company records to fairly reflect its transactions, assets and liabilities, and must maintain and safeguard such records and supporting documentation, in accordance with the Company’s policies and procedures and applicable legal and accounting requirements.
If you believe that the Company’s books and records are not in accord with these requirements, you should immediately report the matter.
a.	Preparation of Records; Compliance with GAAP
The Company must keep books, records, and accounts which accurately and fairly reflect all transactions, disposition of assets and all other events that are the subject of specific regulatory record keeping requirements (such as generally accepted accounting principles and other applicable rules, regulations, and criteria for preparing financial statements). In addition, the Company must maintain records of all its assets and liabilities. Under no circumstances may there be any unrecorded fund or asset of the Company, regardless of the purposes for which the fund or asset may have been intended, or any improper or inaccurate entry knowingly made on the books and records of the Company.
No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documents supporting the payments. All receipts and disbursements must be fully and accurately described on the books and records of the Company and must be supported by appropriate documentation properly describing the purposes thereof.

b.	Retention and Preservation of Records
Numerous laws require the proper retention of many categories of records and documents that companies commonly maintain. In consideration of those legal requirements and the Company’s business needs, the Company has established record retention policies containing the appropriate retention periods for the types of records created and received by each business unit or subsidiary.
In addition to the applicable retention requirements, the existence of pending or threatened litigation, investigations or subpoenas may require that certain information and documents be retained for longer than the Company’s record retention policies require. The Company has established procedures to prevent the intentional or inadvertent destruction of documents that could lead to prosecution or obstruction of justice and the Legal Department will issue notices regarding such matters as they arise and will instruct that certain categories of documents not be discarded until the matter is resolved.
Unless the Legal Department has issued a notice of a pending matter requiring the continued retention of certain documents, all documents are to be discarded at the end of the period set forth in the applicable record retention policy.
You must comply with the document retention policy applicable to your particular business unit or subsidiary. Supervisory personnel are responsible for monitoring compliance with the applicable policy within their departments, including appropriate retention and destruction of documents. Please consult with your manager if you are unsure concerning records retention policies that apply to your position.
13.	Responding to Inquiries from the Government, Press & Public
Only authorized Company officials are permitted to respond to inquiries for Company information from the media, the financial community, investors and others. Without attempting to respond, employees are to refer all such inquiries promptly to the head of your business unit and the Legal Department.
If you are contacted by attorneys, government agents (i.e., from the U.S. Department of Justice, the U.S. Federal Trade Commission, or other national, state or local agencies), investigators or other third parties concerning potential or actual litigation or investigations, whether or not the litigation or investigation involves the Company, you must immediately notify the Legal Department. Employees also must promptly refer any oral or written requests for information, documents or testimony to the Legal Department. Immediate reporting to the Legal Department is particularly critical when requests are made in the form of a complaint, summons, subpoena, order to show cause or other document legally requiring that an appearance be made or a response be given. All original legal documents must be sent immediately to the Legal Department. Under no circumstances are you to provide any answers, information or documents before contacting the Legal Department. You are to inform the person making the request that, as a matter of Company policy, such requests are handled by the Legal Department.
14.	Political Activities and Contributions
Exide complies with all laws and regulations concerning the use of Company funds, assets, facilities or services to support political parties or candidates and complies with all campaign finance and political ethics laws. The Company will not solicit employees or members of their families for illegal political contributions, nor request or direct employees to donate their time, efforts or energies to any candidate or political party. Likewise, under no circumstances will employees be permitted to request or direct the involvement in such activities of any employees under their chain of command. Employees are prohibited from using coercion to urge anyone to engage in fundraising on behalf of, or make a contribution to, a candidate or political committee.
Exide encourages employees to participate in the political process, express their personal views on policy or political matters and engage in political activity. Such activities must take place on an employee’s personal time and at their own expense, however. The Company fully recognizes your right to decide whether, to whom and in what amount to make monetary or non-monetary contributions to political candidates. However, if you engage in such activity or make public statements concerning your personal political views you must not speak or act on behalf of the Company, and must avoid even the appearance of doing so.
Exide may, in accordance with the law, use its resources in order to establish and fundraise on behalf of a political action committee and solicit employee participation. The Company also may communicate with its employees, to the extent permitted by law, concerning policies, proposals and legislative updates regarding issues of interest to the Company and its employees.
15.	International Business
Employees must strictly comply with all laws of each country in which they conduct business, and with all U.S. laws governing foreign operations (e.g., the Foreign Corrupt Practices Act; laws prohibiting cooperation with foreign boycotts or requiring adherence to country-specific embargoes; and export control laws). Employees also must be respectful and tolerant of the values and customs of the communities and countries in which the Company does business.
a.	The Foreign Corrupt Practices Act
Employees and agents of the Company must not make payments or offers of payment to any foreign government official, employee or agent of a foreign government official, political party official, candidate for political office or official of a public international organization (e.g., the U.N. or World Bank) to induce that official to influence any governmental act or decision or to assist the Company in obtaining or retaining business. This policy applies to payments in the form of gifts as well as money, and includes the use of personal as well as Company funds.
While the law allows certain types of payments to foreign officials, including payments to “facilitate” routine government actions, determining what payments are permissible involves sophisticated judgment and knowledge of the host country’s practices. This area of the law is very complicated. The slightest mistake may expose both the Company and its employees to criminal prosecution, large fines and imprisonment. Therefore, the Compliance Committee or the Legal Department must approve in advance any proposed payment you believe is “facilitating” or otherwise exempt from the law.

b.	Import and Customs Controls
United States customs and trade laws require that all imported goods be properly classified and valued and enter the United States with the appropriate quota or export/import licenses, labels, country of origin markings, bills of lading and commercial invoices. United States customs law and Company policy also forbid the importation of transshipped goods, which are products manufactured in one country, shipped to a second country, and then shipped to the United States with the second country’s labels and export licenses. You should address any questions concerning the importation of goods to any higher authority in your chain of command, the Compliance Committee or the Legal Department.
c.	Export Controls
Under the International Traffic in Arms Regulations, administered by the U.S. State Department, each and every cross-border shipment of U.S. origin articles that are specifically designed, manufactured or adapted for military use must be individually licensed. Under the Export Administration Regulations, administered by the U.S. Department of Commerce, the export of commercial goods and services from the United States may require a specific export license from the Commerce Department. The same may apply to transshipment of U.S. origin goods from one non-U.S. country to another, and to certain exports of foreign made goods with U.S. content. You should address any questions concerning the export of goods to any higher authority in your chain of command, the Compliance Committee or the Legal Department.
d.	Anti-Boycott Laws
Employees must conduct the Company’s business in accordance with the U.S. anti-boycott laws, which are designed to prevent businesses from cooperating with unsanctioned foreign boycotts of countries friendly to the United States. As a practical matter, anti-boycott issues almost always arise in connection with the boycott of goods from Israel by Arab countries. In general, the anti-boycott laws and regulations prohibit cooperation with a foreign boycott, whether by way of (i) refusing to do business with another person; (ii) applying discriminatory employment practices; (iii) furnishing information on the race, religion, gender or national origin of any U.S. person; (iv) furnishing information concerning any person’s affiliations or business relationships with a boycotted country (e.g., Israel) or any person believed to be restricted from doing business in the boycotting countries; or (v) utilizing letters of credit containing boycott provisions. As the Company is required to report boycott requests, you must inform the Compliance Committee or the Legal Department of any such request.

e.	U.S. Embargoes
Employees must conduct the Company’s business in accordance with the trade restrictions imposed under the International Emergency Economic Powers Act and the Trading With the Enemy Act. Presently, the list of embargoed countries includes Cuba, Iran, Iraq, Libya and Sudan. Lesser sanctions have been imposed against Angola, Burma (Myanmar), Liberia and Sierra Leone. There is also a list of persons and entities with which the Company may not transact business. The prohibitions and restrictions imposed under those laws affect exports, imports, travel, currency transactions and assets and accounts with certain countries, whether direct or through third parties. Before doing business with a foreign country, you must confirm that no trade restrictions are in effect with respect to that country. All proposed contact with embargoed countries must be reviewed in advance with the Legal Department. Please note that the U.S. embargo of Cuba applies both to U.S. companies and to their foreign subsidiaries. However, both Canada and the European Union have adopted “blocking” legislation that prohibits Canadian or European companies from refusing to sell to Cuba because of the U.S. embargo. Accordingly, employees of such companies are directed to refer any Cuba-related issues to the Compliance Committee or the Legal Department.

Certification and Acknowledgment
I acknowledge that I have received and will read Exide Technologies’ Code of Ethics and Business Conduct (“Code”). I understand that abiding by the standards and procedures outlined in the Code and applicable Company policies is a condition of continued employment with the Company. I also understand that if I am employed at-will, neither the Code nor any Company policy alters my employment at-will status in any way, nor does the Code or any Company policy create a contract of employment.
I certify that if I violate or learn of a violation of the Code, Company policy or law, I will report it immediately according to the procedures set forth in the Code.
____________________________
Name (please print)

____________________________
Signature

____________________________
Date